T3\11





03001496

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MV Securities Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1001 McKinney, Suite 1200
                              (No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy J. Vos, President   (713) 227-0100
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
                    (Name – if individual, state last, first, middle name)

801 Travis, Suite 2050	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
FEB 2 6 2003
WASH. D.C. 165

PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

03-12

OATH OR AFFIRMATION

I, _____ Timothy J. Vos _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ MV Securities Group, Inc. _____ , as
of _____ December 31 _____ , 20 02 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

JULIE L. SWANSON
Notary Public, State of Texas
Commission Expires 05-30-2005

_____
Signature
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MV SECURITIES GROUP, INC.

Independent Auditors' Report

Financial Statements
December 31, 2002 and 2001

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Board of Directors
    MV Securities Group, Inc.:

We have audited the accompanying statements of financial condition of MV Securities Group, Inc. (a Texas corporation) as of December 31, 2002 and 2001, and the related statements of earnings (loss), stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MV Securities Group, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conklin Hruzek & Co., P.C.

Houston, Texas
    February 11, 2003

MV SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$ 117,364	80,028
Receivable from clearing organization	26,025	68,716
Receivable from mutual funds	14,518	-
Prepaid expenses and other assets	9,895	9,446
	$ 167,802	158,190
Liabilities and Stockholders' Equity		
Liabilities - accounts payable to affiliate (note 3)	32,656	25,000
Stockholders' equity (notes 4 and 5):		
Common stock, $1 par value. Authorized 1,000,000 shares; issued and outstanding 5,000 shares	5,000	5,000
Additional paid-in capital	120,000	120,000
Retained earnings	10,146	8,190
Total stockholders' equity	135,146	133,190
	$ 167,802	158,190

See accompanying notes to financial statements.

MV SECURITIES GROUP, INC.

Statements of Earnings (Loss)

Years ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Commissions	$ 1,391,609	1,841,496
Interest	1,893	5,026
	1,393,502	1,846,522
Expenses:		
Clearing charges	441,101	541,883
Regulatory fees and assessments	11,312	11,394
Professional fees	16,416	22,021
Amortization (note 1)	-	1,088
Management fee expense (note 3)	903,613	1,258,903
Other operating expenses	5,230	3,528
Communication charges	13,874	13,500
	1,391,546	1,852,317
Net earnings (loss)	$ 1,956	(5,795)

See accompanying notes to financial statements.

MV SECURITIES GROUP, INC.

Statements of Stockholders' Equity

Years ended December 31, 2002 and 2001

	Common stock	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balance at December 31, 2000	$ 5,000	120,000	13,985	138,985
Net loss	-	-	(5,795)	(5,795)
Balance at December 31, 2001	5,000	120,000	8,190	133,190
Net earnings	-	-	1,956	1,956
Balance at December 31, 2002	$ 5,000	120,000	10,146	135,146

See accompanying notes to financial statements.

MV SECURITIES GROUP, INC.

Statements of Cash Flows

Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net earnings (loss)	$ 1,956	(5,795)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:		
Amortization	-	1,088
Changes in assets and liabilities:		
Decrease (increase) in receivables	28,173	(11,368)
(Increase) in prepaid expenses and other assets	(449)	(26)
Increase (decrease) in accounts payable and accrued expenses	7,656	(60,019)
Total adjustments	35,380	(70,325)
Net cash provided by (used in) operating activities and net increase (decrease) in cash	37,336	(76,120)
Cash at beginning of year	80,028	156,148
Cash at end of year	$ 117,364	80,028

See accompanying notes to financial statements.

MV SECURITIES GROUP, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(1) <u>Nature of Business and Summary of Significant Accounting Policies</u>

The nature of business and a summary of the significant accounting policies of MV Securities Group, Inc. is set forth below:

(a) MV Securities Group, Inc. (The Company) was incorporated in Texas on June 3, 1996, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

(b) The Company operates in conjunction with The Monroe Vos Consulting Group, Inc., an affiliated entity under common control. The Company receives brokerage commissions and other fees from transactions in certain investment accounts maintained by clients of The Monroe Vos Consulting Group, Inc., on a fully disclosed basis.

(c) Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of December 31 are not material to the Company's financial statements.

(d) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e) For purposes of the statement of cash flows, cash includes cash on hand, bank checking and money market accounts, and short-term debt instruments with a maturity of three months or less.

(f) The Company maintains its cash in bank deposit accounts which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(g) Amortization of organizational and start-up costs is provided on the straight-line method over a five year period. Organizational costs were fully amortized as of December 31, 2001.

(1) **Nature of Business and Summary of Significant Accounting Policies, continued**

    (h) The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

    (i) The State of Texas franchise tax is the higher of a statutory tax rate times the Company's capital as of the end of its previous accounting period, or 4.5% of its taxable income for Texas franchise tax purposes for the previous period. The tax on the Company's earnings, in excess of the tax on capital, is accounted for as an expense during the period the earnings are recognized for financial statement purposes.

(2) **Receivable from Clearing Organization**

    The Company has an agreement with a clearing organization whereby the organization performs clearing functions for all security transactions with customers and brokers and dealers.

(3) **Related Party Transactions**

    The Monroe Vos Consulting Group, Inc., an affiliated company under common control, provides the Company management services, office facilities and pays various overhead expenses on behalf of MV Securities Group, Inc. The fees for management services are the amount equal to the actual out-of-pocket costs for such services, plus a margin of 20%. The fees for overhead expenses consist of such expenses incurred by The Monroe Vos Consulting Group, Inc. as determined by the Board of Directors of The Monroe Vos Consulting Group, Inc., plus a margin of 20%.

(4) **Minimum Capital Requirements**

    The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2002, the Company had net capital of $100,100 which exceeded its required net capital of $5,000 by $95,100. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. Furthermore, the Company's agreement with its clearing broker requires net capital of not less than $100,000. The Company's ratio of aggregate indebtedness to net capital was .33 to 1. There were no liabilities subordinated to the claims of general creditors during 2002 or 2001.

MV SECURITIES GROUP, INC.

Notes to Financial Statements, Continued

(5) Subsequent Events

In January 2003, the Company amended its articles of incorporation to change the authorized shares the Company can issue to include 5,000 shares of Class B common stock with a par value of $1 per share. The Class B stock has no voting rights and each share may be converted into one share of Class A common stock upon a vote in favor of such conversion by both two-thirds of the holders of Class A common stock and two-thirds of the holders of Class B common stock.

On January 11, 2003, the Company sold 714 shares of Class B Common stock at $19.89 per share. The proceeds will be used for general corporate purposes.

MV SECURITIES GROUP, INC.

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002

Net capital:
  Total stockholders' equity $ 135,146

  Less nonallowable assets:
    Accounts receivable   25,151
    Prepaid expenses   9,895

                                                                   35,046

              Net capital $ 100,100

Net capital requirement $ 5,000
Net capital in excess of required amount   95,100

              Net capital $ 100,100

Aggregate indebtedness $ 32,656

Ratio of aggregate indebtedness to net capital   .33 to 1

There are no material differences between the computation of net capital under
Rule 15c3-1 as presented herein and as reported by the Company in Part IIA of
Form X-17A-5 as of December 31, 2002.

CONKLIN HRUZEK & CO., P.C.

MV SECURITIES GROUP, INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2002

The Company is exempt from the reserve requirements and the related computations
for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under
the Securities Exchange Act of 1934 as the Company carries no margin
accounts, promptly transmits all customer funds and delivers all securities
received in connection with its activities as a broker or dealer, does not
otherwise hold funds or securities for, or owe money or securities to
customers and effectuates all financial transactions with customers through
unaffiliated clearing organizations.

As of and for the year ended December 31, 2002, the Company has maintained its
compliance with the conditions for exemption specified in paragraph
(k)(2)(ii) of Rule 15c3-3.



CONKLIN HRUZEK & CO., P. C.

CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
    MV Securities Group, Inc.:

    In planning and performing our audit of the financial statements and supplemental schedules of MV Securities Group, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

    Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by MV Securities Group, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

    The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of MV Securities Group, Inc. for the year ended December 31, 2002 and this report does not affect our report thereon dated February 11, 2003.

The Company does not have segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Company and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 11, 2003